American Inflatables, Inc.
                                  OTC BB: BLMP



                           American Inflatables, Inc.
               Plans to Merge With National Paintball Supply, Inc.

COSTA MESA, CA, October 25, 2000 (PR NEWSWIRE) American Inflatables, Inc. (NASD:
OTC BB: BLMP) announced today that it has executed a definitive merger agreement with privately owned National Paintball Supply, Inc., based in Greenville, South Carolina. BLMP and National Paintball Supply, Inc. are in the Xtreme Sports arena. Assuming consummation of the merger, the National Paintball shareholders and the BLMP shareholders will hold approximately 78% and 22%, respectively, of the of the common stock of the surviving company.

BLMP offers a wide variety of inflatable advertising products ranging from helium blimps, "radio controlled" inflatables, and come in various shapes and sizes. BLMP has provided inflatable products to companies such as; McDonalds, Texaco, Ford, Chevy and Anheuser-Busch, as well as NASCAR and NHL, NBA and MLB teams. BLMP has also developed a unique innovative design and computerized mass-market approach to producing a quality inflatable that is more reliable and much more cost effective than its competition.

National Paintball Supply, Inc. is a profitable company, which currently markets over 4,000 paintball related products. Its 1999 revenues exceeded $24 million and its revenues for the first six months of this year exceeded $15 million. In addition to having an international presence, National Paintball is one of the most recognizable names in the industry, as well as being one of the largest manufacturers and distributors of paintballs and paintball products.

The merger is expected to allow the combined entities to pursue a strategy of acquisitions, by which they will expand their presence significantly in the Xtreme Sports arena.

Mr. Gregg Mulholland, President of BLMP and Mr. Rick Fairbanks, CEO of National Paintball Supply, Inc. both stated that the synergies afforded by both companies in the Xtreme Sports field makes for an excellent combined growth strategy for years ahead. They also stated that the combined sales, revenues and assets are expected to assist in their objective to become quoted on the NASDAQ Small Cap Market and that the merger further solidifies them as leaders in their respective industries.

The merger has been unanimously approved by the Boards of Directors of both American Inflatables and National Paintball. The transaction is subject to receipt of shareholder approval and certain other customary closing conditions. National Paintball plans to file a Registration Statement with the Securities and Exchange Commission with respect to the merger.

Forward-Looking Statements

Some of the statements contained in this press release that are not historical facts are "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These forward-looking statements generally can be identified by the use of forward-looking terminology such as "will," "may," "should," "believes," "intends," "expects," "anticipates," "projects," "estimates" or "predicts" or the negative thereof or other variations thereon or comparable terminology. National Paintball and American Inflatables wish to caution readers of this press release that these forward-looking statements regarding matters that are not historical facts are only predictions and estimates regarding future events and circumstances. Accordingly, American Inflatables and National Paintball can give no assurance that these predictions and estimates will be realized. Actual events or results may differ materially as a result of risks facing us, including risks regarding the development of our respective businesses and the markets for our services and products.

AMERICAN INFLATABLES URGES ITS SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement will be filed with the Securities and Exchange Commission and it will be available for free at the Commission's website www.sec.gov after it has been filed. This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities.


CONTACT:

Peter McGoldrick
I.R. International Consultants Inc.
(516) 593-0568
peterm@ir-pr.com

or
American Inflatables, Inc.
(888) 904-9949